Exhibit 12

FORD MOTOR COMPANY AND SUBSIDIARIES
CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in millions)

First Quarter 2018
Earnings
Income before income taxes	$1,919
Add/(Deduct):
Equity in net income of affiliated companies	(224)
Dividends from affiliated companies	193
Fixed charges excluding capitalized interest	1,247
Amortization of capitalized interest	10
Earnings	$3,145

Fixed Charges
Interest expense	$1,201
Interest portion of rental expense (a)	46
Capitalized interest	11
Total fixed charges	$1,258

Ratios
Ratio of earnings to fixed charges	2.5
__________
(a) One-third of all rental expense is deemed to be interest.